Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144

March 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allegiant Travel Company
Registration Statement on Form S-4
File No. 333-294712
Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Allegiant Travel Company (the “Company”) respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-294712) (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m., Eastern time, on March 31, 2026, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the U.S. Securities and Exchange Commission.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to Richard Oliver at (202) 371-7248 or Micah Kegley at (202) 371-7353, with such effectiveness to also be confirmed in writing to richard.oliver@skadden.com or micah.kegley@skadden.com.

Sincerely,

Allegiant Travel Company

/s/ Robert B. Goldberg
Robert B. Goldberg
Senior Vice President, Senior Counsel

cc:	Richard Oliver, Skadden, Arps, Slate, Meagher & Flom LLP
Micah Kegley, Skadden, Arps, Slate, Meagher & Flom LLP